UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposal Result of Treasury Stocks for

Acquisition and Merger of POSCO Processing & Service

On January 7, 2019, POSCO’s treasury stocks for the acquisition and merger of POSCO Processing & Service were disposed as follows:

•	Purpose

: POSCO Processing & Service (“POSCO P&S”) is merged into POSCO

•	Category and number of treasury stocks originally planned to be disposed

: Common Shares / 115,703 Shares

•	Actually number of treasury stocks disposed on January 7, 2019

: Common Shares / 114,509 Shares

•	Reasons for the difference (1,194 Common Shares)

•	Some POSCO P&S shareholders exercised their right based on Article 522-3 of the Korean Commercial Act

•	Due to merger ratio of POSCO and POSCO P&S, any ownership of less than one share was disposed in accordance with Article 530 of the Korean Commercial Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 18, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
	Name:	Lim, Seung-Kyu
	Title:	Executive Vice President